FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 7, 2019

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS reaches agreements with US DOJ and SEC over former operations in Uzbekistan

March 7, 2019

Moscow, Russian Federation — PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications operator and digital service provider in Russia, announces that it has reached a resolution with the U.S. Department of Justice (“DOJ”) and a settlement with the U.S. Securities and Exchange Commission (“SEC”) relating to previously disclosed investigations concerning MTS’ former subsidiary in Uzbekistan.

These agreements mark the closure of the investigations into the Company’s acquisition and operation of its former subsidiary in Uzbekistan during the period from 2004 to mid-2012. In connection with the agreements, MTS will pay the aggregate amount of USD 850 million. This amount was reserved as announced with the Company’s Q3 2018 results.

By entering into the DOJ resolution and the SEC settlement, MTS affirmed its commitment to ensuring that its business policies, processes and procedures strictly comply with all relevant anti-corruption legislation. In the resolution, the DOJ recognized MTS’ ongoing enhancements to its compliance program and internal accounting controls.

Alexey Kornya, MTS’ President and Chief Executive Officer, commented:

“Obtaining a resolution of the Uzbek investigations was in the Company’s best interests. The resolution and settlement allow MTS to focus fully on the implementation of MTS’ business strategy to be a first-in-class digital telecom company. MTS’ balance sheet remains strong and the current ratio of the Company’s debt to OIBDA remains well below most of our Russian and international peers. We remain committed to investing in business development consistent with our planned capital expenditures while providing attractive shareholder returns.”

“MTS has systematically and pro-actively developed its current anti-corruption compliance framework in line with international best practices within a dedicated compliance division since 2012. Our compliance function continues to undergo testing and we are committed to developing and implementing high professional standards of corporate policies, processes and procedures at MTS. I am confident that MTS’ commitment to adhering to the highest standards of business ethics will strengthen and protect the Company’s position as a leader in all our markets of operation.”

MTS Compliance system

Current MTS’ compliance program, instituted and continuously reviewed since 2012, has been designed to ensure compliance with applicable anti-corruption legislation by actively identifying, analyzing and minimizing risks of corruption. The program incorporates the most current international compliance standards and guidance, including those appearing in the Department of Labour of the Russian Federation’s ‘Methodological Recommendations for Devising and Initiation of Organisational Measures for Prevention and Fight against Corruption,’ the U.S. ‘Federal Sentencing Guidelines for Organizations,’ the DOJ and SEC’s ‘A Resource Guide to the U.S. Foreign Corrupt Practices Act,’ the United Kingdom’s ‘The Bribery Act 2010 Guidance’, and the guidelines offered by internationally recognized organizations such as the OECD and Transparency International.  In 2015-2016, a representative from MTS’ compliance unit served as a member of the International Organisation for Standardisation (“ISO”) project team (ISO/PT 278) that created anticorruption management system standard ISO 37001 and represented the Russian Federation at meetings of the international committee preparing the text of that standard. In 2018, after extensive audits, the Company was awarded certifications under two ISO standards that measure the effectiveness of an organizational compliance program, ISO 19600: ‘Compliance management system,’ and ISO 37001: ‘Anticorruption management system’.  Under the agreements with DOJ and SEC, an independent compliance monitor will be appointed for a period of three years to assess and monitor the operation of MTS’ compliance program.  MTS will work with the monitor to ensure that its compliance program is reasonably designed and implemented to prevent and detect anti-corruption violations.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile, fixed-line and digital services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Alexey Kornya
	Name:	Alexey Kornya
	Title:	CEO

Date: March 7, 2019